Annual Shareholder Meeting Results:
The Funds held their joint annual meeting of shareholders on December 14, 2010. Shareholders of the Funds' voted as indicated below:


								Withheld
					Affirmative 		Authority
Municipal III
Election of James A. Jacobson*
Class II to serve until 2013		      6,011 		      102
Election of Allan Rappaport*
Class I to serve until 2012 		      6,011 		      102


The other members of the Board of Trustees at the time of the meetings, namely Messrs. Paul Belica, Hans W. Kertess, William B. Ogden, IV and John C. Maney+ continued to serve as Trustees of the Funds.

* Preferred Shares Trustee
+ Interested Trustee